Exhibit 99.1

NuCana Appoints Andrew Kay as Board Chairman

Pharmaceutical Executive Brings a Wealth of Experience to NuCana’s Board of Directors

Previously Served as CEO of Algeta, Chairman of Wilson Therapeutics and Chairman of KaNDy Therapeutics

Edinburgh, United Kingdom, December 21, 2020 (GLOBE NEWSWIRE) — NuCana plc, a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer, announced the appointment of Andrew Kay as Chairman of its Board of Directors.

“We are delighted to welcome Andrew as NuCana’s Board Chairman,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Andrew is an internationally recognized executive and brings a wealth of leadership experience at several successful biotechnology and pharmaceutical companies. His track record of building shareholder value throughout his career, along with his experience taking compounds through development and commercialization will bring significant value to NuCana. We look forward to working with Andrew as we advance our ProTide pipeline.”

Andrew Kay said, “I look forward to serving as Chairman of NuCana’s Board as we leverage our ProTide technology platform with the aim of developing more efficacious and better tolerated medicines for patients with cancer. With several important ongoing clinical studies and numerous upcoming data announcements, I believe this is an exciting time to be joining NuCana’s Board.”

Andrew Kay brings more than 30 years of experience in building and leading biotechnology and pharmaceutical companies. Andrew currently serves as Chairman of the Board of NeRRe Therapeutics and Blueberry Therapeutics. He also recently held the same role for KaNDy Therapeutics, a biotechnology company that was acquired by Bayer for a deal value of up to $875 million in 2020, and for Wilson Therapeutics, a biopharmaceutical company acquired by Alexion Pharmaceuticals for $855 million in 2018. Prior to that, Andrew served as the President and Chief Executive Officer for Algeta. During Andrew’s leadership, Algeta’s lead product, Xofigo, was approved by the FDA and EMA for the treatment of bone metastases in castration-resistant prostate cancer patients, followed by a strong commercial launch. In February 2014, Algeta was acquired by Bayer AG for $2.9 billion. Prior to Algeta, Andrew was the Global Head of Marketing and Sales and a Member of the Healthcare Committee and Pharmaceutical Executive Committee at Novartis, and held several other senior commercial positions in Europe and the US having worked at AstraZeneca, Eli Lilly, Sandoz and Boots.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase III study for patients with advanced biliary tract cancer, a Phase II study for patients with platinum-resistant ovarian cancer and a Phase III study for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of patients with advanced solid tumors and a Phase Ib study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies, including NuTide:121; the Company’s goals with respect to the development and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

T: +44 131 357 1111

E: info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

T: +1 339-970-2843

E: chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

T: +1 212-223-4017

E: mjanic@rooneyco.com